UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated March 4, 2016.

99.2	Press Release dated March 6, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: March 7, 2016	By:	/s/ David Schilansky
Name David Schilansky
Title: Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, March 4, 2016

DBV Technologies Announces

Presentation from NIAID-sponsored

CoFAR6 Phase II Trial Reaffirming Viaskin®

Peanut Safety and Efficacy

Results Presented at the AAAAI Meeting Showed CoFAR6 Met Primary Endpoint, With a Strong Response Observed in Children

Early Mechanistic Results are In-Line with DBV’s Preclinical Findings

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the presentation of results from CoFAR6, a Consortium of Food Allergy Research (CoFAR) study sponsored by the National Institute of Allergy and Infectious Diseases (NIAID), showing that treatment with Viaskin® Peanut was observed to be safe and well-tolerated, and led to statistically significant desensitization in trial subjects. The 52-week CoFAR6 results were highlighted during two oral presentations at the 2016 American Academy of Allergy, Asthma & Immunology (AAAAI) Annual Meeting in Los Angeles, CA.

“We are thankful for NIAID’s support of our approach to finding a potential treatment for peanut allergy. CoFAR6 provides us with additional, independent confirmation of our own Viaskin Peanut Phase IIb findings, while also increasing our understanding of the mechanism of action of epicutaneous immunotherapy, which we believe is a potential patient-centered solution for those suffering from food allergies,” said Dr. Pierre-Henri Benhamou, Chairman and Chief Executive Officer of DBV Technologies. “We especially want to thank the patients and their caretakers, as well as the clinicians who participated in CoFAR6, and we continue to be enthusiastic about our ongoing Viaskin Peanut Phase III trial in children.”

The Viaskin Peanut patch is DBV Technologies’ lead product candidate, based on epicutaneous immunotherapy (EPIT®), a proprietary technology platform that can deliver biologically active compounds to the immune system through the immune cells of intact skin.

NIAID-sponsored CoFAR6 is a multi-center, randomized, double-blind, placebo-controlled trial in peanut allergic patients using DBV’s Viaskin Peanut as active treatment. Findings from this study are consistent with clinical data trends previously observed in DBV’s Phase IIb trial, VIPES, and Assistance Publique - Hôpitaux de Paris’ Phase II study, ARACHILD. During the “Epicutaneous Peanut to Treat Peanut Allergy” presentation, Stacie M. Jones, MD, Professor of Pediatrics, University of Arkansas for Medical Sciences, Arkansas Children’s’ Hospital, Little Rock, AR, reviewed CoFAR6 trial data in which Viaskin Peanut was observed to be safe and well-tolerated across treatment groups,

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with no serious adverse events (SAEs) or epinephrine use related to treatment observed. Treatment adherence was high (97.1%), dropouts were low (8%), and no withdrawals occurred in the 250 µg treatment group. Cohorts treated with both Viaskin Peanut 100 µg (P=0.005), and Viaskin Peanut 250 µg (P=0.003) met the primary efficacy endpoint in all populations. The treatment response was enhanced in children four to 11 years of age, and also, with Viaskin Peanut 250 µg compared to Viaskin Peanut 100 µg.

Following Dr. Jones’ presentation, Dr. Cecilia Berin, Associate Professor Pediatrics, Mount Sinai Hospital in New York, NY, who also participated in the CoFAR6 study, presented “Insights from New Mechanistic Studies on Food Allergy”, which explored T cell profiling of peanut allergic patients. In Dr. Berin’s presentation, early findings from CoFAR6 support Viaskin Peanut’s mechanistic features that have been observed at the preclinical level. Viaskin Peanut at the 250 µg dose showed a trend of decreased Th2 cell frequency, without any increased trends in the Th1 response. In animal models, DBV has observed that Viaskin’s unique mechanism of action could rebalance the immune reaction by down-regulating the Th2 response to allergens while keeping Th1 responses balanced.

About the CoFAR6 Study

In October 2013, CoFAR launched a multi-center, randomized, double-blind, placebo-controlled trial to evaluate Viaskin Peanut in children, adolescents and young adults allergic to peanuts. This trial is sponsored and funded by the NIAID and coordinated by Dr. Stacie Jones. The CoFAR6 trial is being conducted in five hospitals in the United States, and 75 patients were enrolled; 54 children four to 11 years of age and 21 adolescents and adults 12 to 25 years of age. In CoFAR6, subjects were randomized 1:1:1 to two doses of Viaskin Peanut (100 µg and 250 µg) or placebo. The primary outcome measure was percent of patients desensitized to peanut protein during peanut protein oral food challenge (OFC) at week 52. Responders were characterized as patients who successfully passed a 5044 mg OFC or who successfully consumed a dose ten times greater as compared to baseline.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two product candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

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Forward Looking Statements

This press release contains forward-looking statements forward-looking statements that are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne	Susanna Mesa

Director, Corporate Communication & Business Development	VP Finance, US Investor Relations & Strategy
Tel. : +33(0)1 55 42 78 72	Tel. : +1 212-271-0861
nathalie.donne@dbv-technologies.com	susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic	Caroline Carmagnol

Rooney & Associates	Alize RP – Relation Presse
Tel. : +1-212-223-4017	Tel. : +33(0)6 64 18 99 59
mjanic@rooneyco.com	caroline@alizerp.com

Erinn White

Centron PR
Tel. : +1-646-722-8822
ewhite@centronpr.com

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Exhibit 99.2

Press Release

Montrouge, France, March 6, 2016

Additional Phase IIb Trial Results with

Viaskin Peanut Presented at the 2016

AAAAI Meeting Continue to Support

Treatment Safety, Efficacy and

Compliance

DBV Technologies (Euronext: DBV - ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that results from the OLFUS-VIPES trial were presented at the 2016 AAAAI meeting in Los Angeles, California. During the late-breaking oral session Clinical/Translational Sciences, Dr. Hugh Sampson, Principal Investigator of the OLFUS-VIPES study, presented data that continued to support the favorable safety, efficacy and tolerability of Viaskin Peanut in peanut allergic patients.

OLFUS-VIPES is the ongoing, open-label, two year follow-up study of VIPES, the company’s Phase IIb clinical trial of Viaskin® Peanut. DBV reported positive topline results for OLFUS-VIPES in October 2015, and presented additional data at the 2016 AAAAI meeting.

Clinical trial results continued to support the safety and tolerability profile of Viaskin® Peanut. There were no treatment-related serious adverse events observed during the trial nor use of epinephrine associated with treatment. No trial participant drop-outs due to drug-related adverse events were reported. The majority of adverse events were mild and moderate, consisting primarily of application site symptoms, with frequency decreasing over time. Additionally, high treatment adherence was also observed – a compliance rate of more than 96% across all cohorts was reported.

Dr. Sampson also showed during his presentation that 80% of children ages six to 11 years responded to Viaskin Peanut 250 µg in the trial. After 24 months, the average cumulative reactive dose (CRD) in this treatment group was 1,883 mg (1,440 mg median) peanut protein compared to 84 mg (44 mg median) at baseline. A doubling in response rates at 1,000 mg or more during the oral food challenge was observed during the second year of treatment in children dosed with Viaskin Peanut 250 µg, which increased to 60%. For reference, one peanut contains approximately 250 mg of peanut protein.

Dr. Hugh Sampson, Director of the Jaffe Food Allergy Institute at the Kravis Children’s Hospital at Mount Sinai; Principal Investigator of the OLFUS-VIPES study; and Chief Scientific Officer, DBV Technologies, said: “Data from OLFUS-VIPES support an increase in treatment response over time. Patients were highly motivated and we saw excellent treatment compliance and no treatment-related dropouts. I believe this is a unique feature of Viaskin Peanut, which continues to show a strong safety profile,” said Dr. Sampson. “We also continue to observe a significant increase in the level of protein consumed by patients that have been treated for two years”

Chosen by AAAAI as a late-breaking presentation, in “Enhanced Efficacy and Confirmed Safety of a Two-Year Epicutaneous Immunotherapy (EPIT®) Treatment of Peanut Allergy with Viaskin® Peanut: The Continuation of the VIPES Phase IIb Randomized Controlled Trial” Dr. Sampson concluded that Viaskin® Peanut continued to demonstrate a favorable safety profile along with an observed increase in treatment response over time. The open-label extension included 171 subjects from the VIPES Phase IIb clinical trial, who transitioned to the 250 µg dose of Viaskin® Peanut during OLFUS-VIPES.

Viaskin was also observed to maintain response rates in adolescents and adults over time. Based on these results, DBV intends to explore additional Viaskin Peanut dose regimens in populations not included in the ongoing Phase III trial, which is studying Viaskin Peanut in children four to 11 years of age.

Other DBV Technologies Presentations at AAAAI

Two additional oral presentations at the AAAAI meeting featured new clinical data with Viaskin® Peanut. Presented by investigators from the Consortium of Food Allergy Research (CoFAR) funded by the National Institute of Allergy and Infectious Diseases, part of the National Institutes of Health (NIH), results from the CoFAR6 study showed that treatment with Viaskin® Peanut was observed to be safe and well-tolerated, and it led to statistically significant desensitization compared to placebo. The data showed that cohorts treated with both Viaskin Peanut 100 µg (p=0.005), and Viaskin Peanut 250 µg (p=0.003) met the primary endpoint in all populations, with an enhanced treatment response observed in children four to 11 years of age.

An oral presentation and seven poster sessions highlighting the use of Epicutaneous Immunotherapy (EPIT) were also featured during the AAAAI meeting. Clinical data from Viaskin Milk in cow’s milk allergic patients was highlighted in a poster session and several mechanistic models showing EPIT’s novel mechanism of action were also showcased.

On Sunday, March 6, DBV Technologies will host a Symposium, “Epicutaneous Immunotherapy – A Novel Pathway In Development for The Treatment of Food Allergies,” from 6:30 – 8:30 PM at the Diamond Ballroom Level, Salon 4 at the JW Marriott Los Angeles L.A. LIVE. The Symposium will be broadcasted live and archived online at http://www.dbv-technologies.com/en/news-events/scientific-congresses.

About OLFUS-VIPES Section

OLFUS enrolled 171 subjects who had previously received either placebo or one of three 12-month dose regimens administered during VIPES. During the first year of OLFUS, patients were to receive a daily application of Viaskin® Peanut 50 µg or Viaskin® Peanut 100 µg or Viaskin® Peanut 250 µg for 12 months. According to a study protocol change implemented in March 2014, all patients were switched to receive Viaskin® Peanut 250 µg during OLFUS. Baseline response levels in OLFUS were based on the results of the last double-blind, placebo controlled food challenge (DBPCFC) in VIPES, and adjusted by the number of patients enrolling in OLFUS. As in VIPES, a responder in the OLFUS trial was defined as a subject who could reach a peanut protein eliciting dose equal to or greater than 1,000 mg peanut protein during the 12-month DBPCFC or a subject with a ≥10-fold increase of the eliciting dose compared to the initial eliciting dose after 12 months of treatment. Patients enrolled in OLFUS who received placebo in VIPES were analyzed separately from subjects who initially received Viaskin® Peanut.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the U.S. Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the potential safety and efficacy of Epicutaneous Immunotherapy (EPIT®) via Viaskin® Peanut and DBV’s anticipated clinical development of Viaskin Peanut. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The Company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein are uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne	Susanna Mesa

Director, Corporate Communication & Business Development	VP Finance, US Investor Relations & Strategy
Tel. : +33(0)1 55 42 78 72	Tel. : +1 212-271-0861
nathalie.donne@dbv-technologies.com	susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts US & Europe

Marion Janic	Caroline Carmagnol

Rooney & Associates	Alize RP – Relation Presse
Tel. : +1-212-223-4017	Tel. : +33(0)6 64 18 99 59
mjanic@rooneyco.com	caroline@alizerp.com

Erinn White

Centron PR
Tel. : +1-646-722-8822
ewhite@centronpr.com

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